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                                                                     Exhibit 5.2
                       (LETTERHEAD OF DAY, BERRY & HOWARD)

September 22, 1995


Aetna Life and Casualty Company
151 Farmington Avenue
Hartford, CT  06156


Ladies and Gentlemen:

We have acted as special Connecticut counsel to Aetna Life and Casualty Company, a Connecticut insurance corporation (the "Company"), with respect to certain matters of Connecticut law described below in connection with the Registration Statement on Form S-8 ("the Registration Statement") filed by the Company with the Securities and Exchange Commission. The Registration Statement relates to the issuance and sale from time to time pursuant to the 1994 Stock Incentive Plan of 8,000,000 shares of common capital stock of the Company, without par value (the "Common Stock"), and associated share purchase rights (the "Rights"). The Rights will be issued pursuant to a Rights Agreement dated as of October 27, 1989 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent. The Rights permit each holder of a Right to purchase one-hundredth of a share of Class B Voting Preferred Stock Series A, without par value, of the Company. However, from and after the later to occur of the Distribution Date and the first occurrence of a Flip-in Event, the Rights held by the person or group whose actions resulted in the occurrence of the Flip-in Event will become void. (Terms used in this letter with initial capital letters which are defined in the Rights Agreement are used herein as so defined.)

In connection with your request for our opinion we have reviewed a copy of the Rights Agreement, minutes of relevant meetings of the Board of Directors of the Company (the "Board") and written materials provided to the Board with respect to the Rights Agreement and the Preferred Shares, a copy of the Company's Certificate of Incorporation, a copy of the Company's By-Laws, as amended, a certificate dated September 21, 1995 of the Corporate Secretary of the Company, and a copy of the Registration Statement. We have also noted that other large publicly held corporations chartered in Connecticut have adopted rights agreements and issued rights similar to the Rights Agreement and the Rights. In addition, we have noted that the Rights would operate in a way similar to rights issued by numerous other corporations incorporated in other states.

For purposes of this opinion we have assumed that the Board of Directors of the Company, after fully informing itself with respect to the Rights Agreement and the Rights and after giving due consideration to all relevant matters, determined that the execution and delivery of the Rights Agreement and the issuance of the Rights thereunder would be in the best interests of the Company and its shareholders, that such action by the Board of Directors was not contrary to its fiduciary obligations and that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent.

The Connecticut Stock Corporation Act (the "Act") provides a board of directors with broad authority and empowers a Connecticut corporation to issue or grant rights or options entitling the holders thereof to purchase from the corporation authorized shares of any class or classes on


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such terms and at such times as the board of directors may determine. Section
33-340(b) of the Act provides that shares are not of the same class unless they are identical except as to specified variations among different series in the class.

A number of courts construing similar provisions of the corporation laws of states other than Connecticut have upheld the issuance of rights substantially similar to the Rights. On the other hand, a number of courts construing similar provisions of the corporation laws of other states have invalidated rights similar to the Rights on the basis that the provisions pursuant to which rights held by certain persons could become void violated the requirements that shares of the same class and series be identical. Courts sustaining the issuance of rights have distinguished between discrimination among shares and discrimination among shareholders, and determined that the relevant statutory authority does not prohibit the latter form of discrimination. The Act requires in effect that all shares of the same class be identical, with specified exceptions. However, the Act does not say whether this requirement applies to provisions of rights that have been issued in respect of shares of a particular class or to shareholders or holders of rights who take specified actions resulting in those rights becoming void. There is no published judicial decision interpreting
Section 33-340 or other provisions of the Act in the context of the issuance of rights similar to the Rights.

We also note that the Connecticut legislature has added provisions to the Act which evidence concern for fair treatment of shareholders and other constituencies in light of the prevalence of abusive takeover tactics. These enactments indicate public policy support for the objectives which the Rights are designed to further, which we think would be persuasive to a court faced with a case questioning the validity of the Rights.

The opinion set forth below is limited to the authorization of the Rights Agreement by the Board and the issue of Rights pursuant to the Rights Agreement, and does not extend to any subsequent action or inaction by the Board with respect to the Rights Agreement, including any decision relating to redemption of the Rights or amendment of the Rights Agreement, which would need to be evaluated in light of all relevant facts, circumstances and legal precedents applicable at that time.

Based upon and subject to the foregoing, including the factual background, legal analysis, assumptions and limitations referred to above, and upon our examination of such documents, records and matters of law as we have deemed necessary or advisable for the purposes of this opinion, we are of the opinion that, although there is no Connecticut case law or express statutory provision dispositive of the issue and the matter thus is not entirely free from doubt, when the shares of Common Stock have been validly issued and sold in the manner contemplated in the Registration Statement, the Rights associated with and evidenced by such Common Stock will have been validly issued.

We consent to the filing of this opinion with the Commission as Exhibit 5.2 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                               Very truly yours,


                               /S/ Day, Berry & Howard
                               Day, Berry & Howard

WCH:RMP

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